RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

[redacted]

08002349

RECEIVED
2008 MAY -5 A 9:23
OFFICE OF INTERNATI... CORPORATE FI...

Reliance Infrastructure Limited
(formerly Reliance Energy Limited)
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 29, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

PROCESSED
MAY 12 2008
THOMSON REUTERS

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated April 28, 2008 enclosing therewith the reportings published in terms of Regulation 15(i) and 5A(1)(a) of the Securities and Exchange Board of India (Buyback) Regulations, 1998.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Infrastructure Limited
(formerly Reliance Energy Limited)
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 29, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Ref : **Buyback of shares**

With reference to the subject buyback offer, please find enclosed a copy of the reporting published in terms of Regulation 15(i) and 5A(1)(a) of the Securities and Exchange Board of India (Buyback) Regulations, 1998.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl :

cc to : Shri Anant Sinha
JM Financial Consultants Pvt Ltd.
141, Maker Chambers III
Nariman Point
Mumbai 400 021
Fax No. 2202 8224

Reliance Infrastructure Limited
(formerly Reliance Energy Limited)
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 29, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Ref : **Buyback of shares**

With reference to the subject buyback offer, please find enclosed a copy of the reporting published in terms of Regulation 15(i) and 5A(1)(a) of the Securities and Exchange Board of India (Buyback) Regulations, 1998.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl :

cc to : Shri Anant Sinha
JM Financial Consultants Pvt Ltd.
141, Maker Chambers III
Nariman Point
Mumbai 400 021
Fax No. 2202 8224

नवभारत, मुंबई, 29 अप्रैल 08

public notice

The Company under the buyback offer has purchased as of April 28, 2008 on BSE and NSE, 24,38,551 equity shares and the amount utilised for buyback is Rs. 307.68 crore.

For and on behalf of Board of Directors of
Reliance Infrastructure Limited

Date: April 28, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Infrastructure Limited
(Formerly Reliance Energy Limited)
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Tuesday • April 29, 2008 • Mid Day, Mumbai

public notice

The Company under the buyback offer has purchased as of April 28, 2008 on BSE and NSE, 24,38,551 equity shares and the amount utilised for buyback is Rs. 307.68 crore.

For and on behalf of Board of Directors of
Reliance Infrastructure Limited

Date: April 28, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Infrastructure Limited
(Formerly Reliance Energy Limited)
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

THE FINANCIAL EXPRESS | Mumbai, Tuesday, April 29, 2008

public notice

The Company under the buyback offer has purchased as of April 28, 2008 on BSE and NSE, 24,38,551 equity shares and the amount utilised for buyback is Rs. 307.68 crore.

For and on behalf of Board of Directors of
Reliance Infrastructure Limited

Date: April 28, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Infrastructure Limited.
(Formerly Reliance Energy Limited)
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055.
www.rel.co.in

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

नवशक्ति, मुंबई, मंगळवार २९ एप्रिल २००८

public notice

The Company under the buyback offer has purchased as of April 28, 2008 on BSE and NSE, 24,38,551 equity shares and the amount utilised for buyback is Rs. 307.68 crore.

For and on behalf of Board of Directors of
Reliance Infrastructure Limited

Date: April 28, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Infrastructure Limited
(Formerly Reliance Energy Limited)
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

END